Resin Systems Files Statement of Claim Against Motor City Community Credit Union

Calgary, Alberta, October 31, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, announced that it has filed a statement of claim against the Motor City Community Credit Union (“MCCCU”) of Windsor, ON.

In its statement of claim filed in the Ontario Superior Court of Justice, RS is seeking damages in the amount of $10,000,000 against MCCCU for improper disbursement of funds to Global Composite Manufacturing Inc. ("GCM"). RS provided a loan guarantee to MCCCU in connection with RS’s contract manufacturing arrangement with GCM. Further, RS is seeking an injunction preventing MCCCU from proceeding with the sale of the RS equipment used to manufacture RStandard™ modular utility poles. The proceedings regarding the injunction are scheduled to occur on November 3, 2008.

The Court-appointed interim receiver for GCM remains in place and RS's agreement with the interim receiver is set to expire at the end of October 31, 2008.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email:  info@grouprsi.com